May 13, 2010

Tim Buchmiller

Geoffrey Kruczek

Mail stop 3030

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

USA

Re: JinkoSolar Holding Co., Ltd.

Ladies and Gentlemen:

We refer to our opinion (the “Opinion”) regarding certain Hong Kong tax matters which was filed as Exhibit 8.3 to the registration statement of JinkoSolar Holding Co., Ltd. (the “Company”) on Form F-1 on May 13, 2010. We hereby notify you that paragraph 3(a) of the Opinion should be amended to state “Each ADS represents four ordinary shares of the Company, par value US$0.00002 per share.” We hereby confirm that this amendment does not change any of our conclusions in the Opinion.

Please feel free to contact the undersigned at +8610 6535-3971 or +86139 1132-0778 with any comments or questions.

Yours sincerely,

/s/ Scott Clemens
Scott Clemens Partner +86 10 6535 3971 scott.clemens@bakermckenzie.com Enclosures

Cc:	Xiande Li, Chairman
Kangping Chen, Chief Executive Officer
JinkoSolar Holding Co., Ltd.
Leiming Chen, Partner
Simpson Thacher & Bartlett LLP
Khiaw Ngoh Tan, Partner, Stella Zhou, Partner
PricewaterhouseCoopers Zhong Tian CPAs Limited Company